THE HALLWOOD GROUP INCORPORATED

3710 Rawlins, Suite 1500

Dallas, Texas 75219

January 16, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	The Hallwood Group Incorporated

Preliminary Proxy Statement on Schedule 14A

Filed November 14, 2013

File No. 001-08303

Schedule 13E-3

Filed November 15, 2013

File No. 005-36207

Ladies and Gentlemen:

On behalf of The Hallwood Group Incorporated (the “Company”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”), dated December 13, 2013 (the “Comment Letter”), regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2013. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter set forth in bold type. The page references in our responses are to the revised preliminary proxy statement on Schedule 14A, which is being filed today by electronic submission via EDGAR (the “Amended Preliminary Proxy Statement”). References herein to “we” and “our” refer to the Company and its consolidated subsidiaries unless otherwise noted, and capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the Amended Preliminary Proxy Statement.

Summary Term Sheet, page 1

Reasons for the Merger, page 6

1.	Please also state here, if true, that the Board of Directors determined that the Merger Agreement is fair to unaffiliated stockholders.

Answer: The Amended Preliminary Proxy Statement has been revised to state that the Special Committee determined that the Proposed Transaction was substantively and procedurally fair to the Company’s minority and unaffiliated stockholders on page 6.

Mara L. Ransom

Securities and Exchange Commission

Questions and Answers About the Special Meeting and the Merger, page 12

Who can attend and vote at the special meeting?

2.	You state here that you will commence solicitation of proxies before the record date. Setting the record date, or some other criteria by which you will determine which stockholders are entitled to vote, is required pursuant to Item 6(b) of Schedule 14A. Please revise or advise.

Answer: The Company will commence solicitation of proxies after the Record Date, and the Amended Preliminary Proxy Statement has been revised to remove references to solicitation of proxies before the Record Date of January 30, 2014.

Special Factors, page 18

Background of the Merger, page 18

3.	In an appropriate place in this discussion, please disclose how the Parent arrived at the proposed purchase price of $10.00 considering, at the time, such price represented a substantial premium to market.

Answer: In response to the Staff’s comment, this discussion has been revised to state that “Parent determined the proposed purchase price based on Mr. Gumbiner’s knowledge of and familiarity with the Company and its business and his analysis of available information regarding the Company and that, in arriving at the price, Parent took into account the factors described in “Special Factors—The Parent Filing Persons’ Purposes And Reasons For The Merger” and “—The Parent Filing Persons’ Position As To The Fairness Of The Merger.””

4.	You refer to the members of the Board of directors other than Mr. Gumbiner as “outside” in some places and “independent” in others. Please revise to clarify that the Special Committee was comprised of “independent” directors and tell us how and who made such determination. In this regard, we note your disclosure on page 19 which suggests that Mr. Crocco made his own assessment of his independence where you state that he “confirmed during the meeting… that he had already analyzed the situation and determined that he satisfied the required level of independence.”

Answer: This discussion has been revised to clarify that the Special Committee was comprised of directors that the Special Committee determined to be independent and to explain how such determination was made. See “Background of the Merger—Background of the Merger” on page 19.

5.	We note your disclosure on page 25 that on July 1, 2013 the Special Committee concluded that a postponement of the Merger Agreement was in the best interest of the Company and its stockholders. We also note that the Amendment to the Agreement and Plan of Merger states on page A-45 that “[t]he parties are in agreement that it would not be commercially reasonable to file the Proxy Statement and Schedule 13E-3 prior to October 31, 2013.” Please describe why the Committee decided to postpone the Merger Agreement. Refer to Item 1013(c) of Regulation M-A.

Mara L. Ransom

Securities and Exchange Commission

Answer: The Company acknowledges the Staff’s comment and notes that the Special Committee determined that the process of preparing the proxy solicitation and the Schedule 13E-3 would require significant use of Company resources, and that preparing such filings before October 31, 2013 would not be commercially reasonable in light of the then-pending litigation against the Company, which litigation has since been dismissed. Accordingly, the Special Committee was concerned about the timing of the filing of the Preliminary Proxy Statement and determined it to be in the best interests of the Company to postpone the preparation of such filing.

6.	We note your indication on page 24 that the Special Committee considered the possibility of liquidating the real estate owned by the Company in Rhode Island but had concluded that such a transaction was unlikely to yield a value as favorable to the Company’s minority stockholders as the per share price offered by Parent. Please tell us the basis for the Special Committee’s belief as to the unfavorable value of the real estate, with a view to providing an understanding of the alternatives that were considered by the Special Committee and how they assessed this option in light of their fairness determination. In this regard, we note that the Special Committee considered obtaining a valuation of the Rhode Island facilities of Kenyon Industries, Inc., as disclosed on page 20. Disclose whether the Special Committee obtained such valuation and what conclusions it drew from it and why.

Answer: The Company has added disclosure that the Special Committee reviewed and discussed an informal, unwritten estimate of the value of the real estate in Rhode Island and considered concerns about potential environmental issues on the property, but ultimately concluded it was unlikely to yield a value as favorable to the Company’s minority and unaffiliated stockholders as the per share price offered by Parent, on page 21.

7.	We note your indication on page 25 that the plaintiffs in the HEl Creditors’ Trust, FEI Shale L.P. and Hall Phoenix/Inwood Ltd. filed in the Bankruptcy Court an objection and sought to enjoin the Company from consummating the transaction. Please tell us the status of this motion and, if still pending, please disclose the ramifications to stockholders if the motion is successful. In this regard, it does not appear that your disclosure on page 47 under “Litigation” discloses this motion.

Answer: This litigation has been disclosed in the Company’s periodic filings with the Commission, but was dismissed on November 22, 2013, and thus it is not disclosed under “Litigation” in the Preliminary Proxy Statement.

Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and the Board, page 25

8.	We note that the Board believes that the Merger is advisable and in the best interests of the Company and its minority stockholders, however, it does appear that the Board has determined whether the transaction is fair to its unaffiliated stockholders. Please revise to disclose such determination here and on pages 28 and 59. Refer to Item 1014(a) of Regulation M-A.

Mara L. Ransom

Securities and Exchange Commission

Answer: The Amended Preliminary Proxy Statement has been revised to disclose on page 25 that the Board determined that the Proposed Transaction is substantively and procedurally fair to the Company’s minority and unaffiliated stockholders.

9.	Please note that if the Board based their fairness determination on the analysis and discussion of factors undertaken by others, they must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, please clarify whether the Board expressly adopts the analysis and recommendations of the Special Committee and/or Southwest Securities. To the extent the Board did not adopt another party’s discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Answer: The Amended Preliminary Proxy Statement has been revised to reflect on page 29 that the Board expressly adopted the analysis and recommendations of the Special Committee and Southwest Securities.

10.	Please revise your disclosure on page 26 to state, if true, that the Special Committee, among other things, believes that the Merger Agreement is fair to “unaffiliated” stockholders, rather than “minority” stockholders.

Answer: The Amended Preliminary Proxy Statement has been revised to reflect on page 29 that the Special Committee determined that the Proposed Transaction is substantively and procedurally fair to the Company’s minority and unaffiliated stockholders.

Recommendation of the Special Committee, page 26

11.	Please revise your disclosure here to clarify whether the Special Committee determined the going private transaction to be substantively and procedurally fair to unaffiliated stockholders. This comment also applies to the recommendation of the Board of Directors.

Answer: The Amended Preliminary Proxy Statement has been revised to reflect on page 29 that the Special Committee and the Board determined that the Proposed Transaction is substantively and procedurally fair to the Company’s minority and unaffiliated stockholders.

12.	Where you discuss the factors you set forth here, please clarify that such factors supported the Special Committee’s determination that the Merger is fair to unaffiliated stockholders.

Answer: The Amended Preliminary Proxy Statement has been revised to clarify on page 26 that the discussed factors support the Special Committee’s determination that the Merger is fair to the Company’s minority and unaffiliated stockholders.

13.

We note that you discuss historical stock prices on page 26, however, it does not appear that you discuss current stock prices, consistent with Instruction 2 to Item 1014 of Regulation M-A. Please also revise to acknowledge that at certain points over the past year your stock price exceeded the value of the

Mara L. Ransom

Securities and Exchange Commission

consideration being offered in the Merger, discuss whether the Special Committee took this into account and how they determined the Merger to be fair to unaffiliated stockholders. This comment also applies to the Parent Filing Persons’ Position as to the Fairness of the Merger.

Answer: The Company and the Parent Filing Persons note that, as discussed in the fourth bullet point under “Reasons for the Merger; Fairness of the Merger; Recommendations of the Special Committee and the Board—The Special Committee” and the third bullet point in the section entitled “Special Factors—The Parent Filing Persons’ Position as to the Fairness of the Merger,” the price of the Company’s Common Stock at the time of the signing of the Merger Agreement was taken into account in the Special Committee’s and the Parent Filing Persons’ determination of the fairness of the Merger. In addition, the discussion in each section has been revised to acknowledge that, while the Special Committee and the Parent Filing Persons took into account that, at certain points over the prior year, the Company’s Common Stock price exceeded the value of the consideration offered in the Merger, the Special Committee’s and Parent Filing Persons’ separate determinations that the Merger was fair to minority and unaffiliated stockholders were each based on all factors and considerations, taken as a whole. Please see pages 28 and 39.

14.	Assuming you revise the disclosure in accordance with comment 9 above, please expand your disclosure to discuss whether the Special Committee considered the factors listed in Instruction 2(iii), (iv) and (viii) to Item 1014 of Regulation M-A. If these factors were not considered, state that and explain in detail why the factor(s) were not deemed material or relevant. Please also note our prior comment regarding the adoption of the analyses of any other party (i.e. Southwestern Securities).

Answer: The Amended Preliminary Proxy Statement has been revised on page 28 to disclose the factors that were not considered and to provide an explanation of the immateriality or irrelevance of such factors in “Reasons for the Merger; Fairness of the Merger; Recommendations of the Special Committee and the Board—Recommendation of the Special Committee.”

15.	We note that you considered the financial analyses and valuation factors reviewed by Southwest Securities in arriving at your determination as to the fairness of the Merger. Please revise to acknowledge the fact that Southwest was only able to analyze the merger consideration under two of the five methods they used. Further, in their Premiums Paid Analysis, their analysis resulted in prices above the amount of the consideration being offered in the Merger. Please explain how the Board determined the Merger to be fair to unaffiliated stockholders in light of the facts mentioned above.

Answer: The Company acknowledges the Staff’s comment and notes that Southwest Securities used each of the Historical Stock Trading Analysis, Comparable Company Analysis, Selected Precedent Transactions Analysis and Premiums Paid Analysis to determine that the price of $10.00 per share was fair to the Company’s minority and unaffiliated stockholders, as explained in the section entitled “Opinion of Southwest Securities.” As stated in the discussion under “Opinion of Southwest Securities,” the Comparable Company Analysis and Selected Precedent Transactions Analysis yielded only negative amounts. Therefore, Southwest Securities noted that stock prices cannot be

Mara L. Ransom

Securities and Exchange Commission

“negative” and considers any negative results to imply “speculative” or of essentially no value. Southwest Securities was not able to utilize a Discounted Cash Flow Analysis because the financial forecasts for periods beyond 2013 that would be required for such analysis had not been prepared by the Company. The Amended Preliminary Proxy Statement contains this statement in the section entitled “Opinion of Southwest Securities.”

Opinion of Southwest Securities, page 28

16.	Disclosure on page 30 indicates that Southwest Securities assumed that the Merger Agreement conformed in all material respects to the latest available drafts it reviewed. Please advise us whether any material differences existed between the reviewed draft and the executed agreement.

Answer: The Company acknowledges the Staff’s comment and notes that no material differences existed between the draft reviewed by Southwest Securities and the executed Merger Agreement.

The Parent Filing Persons’ Position as to Fairness of the Merger, page 36

17.	Refer to the third sentence in the last paragraph on this page. If the Board has not determined whether the transaction is fair to its unaffiliated stockholders, as noted in comment 8 above, please revise this sentence to delete the applicable statement.

Answer: As the Board has determined that the transaction is fair to the Company’s minority and unaffiliated stockholders, this sentence has not been revised to delete the applicable statement.

18.	We note your indication at the bottom of page 37 that the Parent Filing Persons did not establish, and did not consider, a pre-Merger public company going concern value of Common Stock for the purposes of determining the per share Merger Consideration or the fairness of the per share Merger Consideration to the unaffiliated stockholders of the Company. Please revise to explain why and, if such factor was not considered, how the Parent Filing Persons were able to determine that the transaction was fair to unaffiliated stockholders. In this regard, your statement that “to the extent the pre-Merger going concern value was reflected in the pre-announcement per share price of Common Stock, the per share Merger Consideration of $10.00 represented a premium to the going concern value” is unclear. Refer to Instruction 2 to Item 1014 of Regulation M-A.

Answer: The Company has revised the applicable paragraph on page 39 to explain that the Parent Filing Persons did not establish or consider such factor because the Parent Filing Persons were able to consider primarily current and historical stock prices of the Company to determine that the Merger was fair to the Company’s minority and unaffiliated stockholders. Further, the Company notes that its statement that “to the extent the pre-Merger going concern value was reflected in the pre-announcement per share price of Common Stock, the per share Merger Consideration of $10.00 represented a premium to the going concern value” is supported by relevant precedent. As reflected, for example, in the Southwest

Mara L. Ransom

Securities and Exchange Commission

Securities opinion, historic and current share prices are one widely accepted measure of the value of a company. The Parent Filing Persons believe that the fact that the Merger Consideration exceeded the pre-announcement per share price of the Common Stock supports their determination of the fairness of the Proposed Transaction.

19.	Please revise to disclose whether the Parent Filing Persons took into account any negative factors and how such factors influenced the determination of fairness of the Merger. In particular, we note disclosure elsewhere indicating that Parent had no intention of selling its interest in the Company and would not vote in favor of any alternative sale, merger or similar transaction involving the Company, rendering it difficult for the Company to consider any transaction Parent wouldn’t support.

Answer: The Company has revised this discussion on page 39 to state that, while the Parent Filing Persons took into account a variety of negative factors concerning the Merger, the Parent Filing Persons did not specifically consider such factors in the context of the per share Merger Consideration and such factors did not directly influence the Parent Filing Persons’ determination of the fairness of the Merger, but that the Parent Filing Persons based their determination on all factors and considerations, taken as a whole.

20.	Please expand the disclosure to discuss whether the Parent Filing Persons considered the factor listed in Instruction 2 (viii) to Item 1014 of Regulation M-A. If this factor was not considered, state that and explain in detail why the factor was not deemed material or relevant.

Answer: This disclosure has been revised on page 39 to state that and explain why the Parent Filing Persons did not consider this factor in determining the fairness of the Merger to the Company’s minority and unaffiliated stockholders.

Certain Effects of the Merger, page 39

21.	Please revise to ensure that you include a reasonably thorough discussion of the detriments of the merger in accordance with Instruction 2 to Item 1013 of Regulation M-A . For example, one of the adverse effects of the merger will be that unaffiliated stockholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons and that stockholders will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing.

Answer: This section has been revised on page 42 to explain certain additional detriments to the Company’s stockholders, including that the Company’s minority and unaffiliated stockholders will be forced to liquidate their shares.

Financing the Merger, page 43

22.	We note that you will be relying upon working capital and personal funds of Parent and its affiliates to provide financing. Elaborate upon this statement to quantify the amount of personal funds and working capital available to you as of a recent date, with a view to understanding whether financing for the Merger is assured. Please also identify the “affiliates” of Parent that will be providing financing and tell us whether you considered including them as filing persons on the Schedule 13E-3.

Mara L. Ransom

Securities and Exchange Commission

Answer: In response to the Staff’s comment, Hallwood Family Investments Ltd. (“HFI”) has been added as a filing person on the revised Schedule 13E-3 and to state that HFI has liquid funds available in excess of $10 million, and prior to the Closing of the Merger will contribute to Parent the amount necessary to fund the Merger.

Litigation, page 47

23.	As applicable, please update this section to reflect the most current information regarding litigation related to the merger.

Answer: Appropriate updates have been made to this section on page 50.

Cautionary Statement Concerning Forward-Looking Information, page 51

24.	We note your reference to Securities Act Section 27A and Exchange Act Section 21E and your stated intention that “all forward looking statements be subject to the safe harbors created by these laws.” We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21 E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please remove this reference.

Answer: This reference has been removed.

25.	We note your statement in the penultimate sentence of the first paragraph in this section that you do not undertake any obligation to make revisions to the forward-looking statements in the proxy-statement. Rule 13e-3(d) (2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. In this regard, we also note similar language on page 41 that “neither the Company nor its management intends to update, or otherwise revise, the projected financial information.” Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

Answer: This language has been revised on page 52 and the Company acknowledges that it will provide updates to reflect material changes to previously reported information.

Explanatory Note Regarding the Merger Agreement, page 59

26.

We note your statements that “the Merger Agreement, and the copy of the Merger Agreement... are not intended to modify or supplement any factual disclosures about the Company”, and “the Merger Agreement and the following summary are not intended to be, and should not be relied upon as,

Mara L. Ransom

Securities and Exchange Commission

disclosures regarding any facts and circumstances relating to the Company.” Please revise this section to remove any potential implication that the referenced section of the merger agreement does not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Answer: This language has been revised on page 60 to remove any potential implication that the referenced section of the Merger Agreement does not constitute public disclosure under the federal securities laws. The Company acknowledges that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in its filing not misleading.

Historical Selected Financial Information, page 73

27.	Please disclose the ratio of earnings to fixed charges for the periods required by Item 1010(a)(3) of Regulation M-A and book value per share as of the date of the most recent balance sheet pursuant to Item 1010(a)(4). Refer to Item 13 of Schedule 13E-3 and Item 1010(c)(4) and (5) of Regulation M-A.

Answer: The historical selected financial information has been updated on page 75 to include the ratio of earnings to fixed charges and book value per share.

Transactions in Common Stock, page 77

28.	Please clarify your references here to ensure that when you refer to “any owner or controlling person” you are including all filing persons, consistent with Item 1002(f) of Regulation M-A.

Answer: This language has been clarified on page 78 to reflect that it includes all filing persons.

Where you can find additional information, page 85

29.	We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4 pursuant to Item 14(e) to Schedule 14A.

Because, according to your most recent annual report on Form 10-K, it would appear that you are probably not eligible to incorporate by reference, please revise the Schedule 14A to include the information required by Item 14. Or please advise us if you intend to rely upon Item 14(e)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to stockholders at the same time as you send them the proxy statement.

Mara L. Ransom

Securities and Exchange Commission

Answer: The Company will provide copies of its 2012 Annual Report on Form 10-K and its three 2013 Quarterly Reports on Form 10-Q to its stockholders at the same time as the proxy statement.

Annex B — Opinion of Southwest Securities page B-1

30.	The staff notes the limitation on reliance by stockholders in the fairness opinion provided by Southwest Securities in the first sentence of the last paragraph on page B-2 and in the second full paragraph on page 29, which states that “Southwest Securities’ opinion was furnished solely for the use and benefit of the Special Committee… and was not intended to be used, and may not be used, for any other purpose.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Southwest Securities’ belief that stockholders cannot rely upon the opinion to support any claims against Southwest Securities arising under applicable state law (e.g., the inclusion of an express disclaimer in Southwest Securities’ engagement letter with your company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Southwest Securities would have no effect on the rights and responsibilities of either Southwest Securities or the Board of Directors under the federal securities laws.

Answer: The Company acknowledges the Staff’s comment and notes that the limitation on the use of the Southwest Securities opinion is contained within the opinion itself, which was signed and delivered to the Special Committee on June 4, 2013. The engagement letter in which the Special Committee engaged Southwest Securities to provide an opinion with respect to the Proposed Transaction confirms that “[t]he Opinion will be furnished solely for the use and benefit of the Special Committee and may not be relied upon by any other person with our express, prior written consent.” Southwest Securities has not given consent to any use of its opinion by persons other than the Special Committee. We are aware of no state or federal law that imposes a duty upon Southwest Securities to the Company’s stockholders other than a duty not to engage in a scheme to defraud.

31.	Disclose that Southwest Securities has consented to the use of the opinion in the proxy statement. Please also include the disclosure in the second full paragraph on page 29.

Answer: The Amended Preliminary Proxy Statement has been revised on page 30 to show that Southwest Securities has consented to the inclusion of its opinion in the Company’s proxy statement.

Proxy card

32.	In your next amendment, please include your preliminary proxy card.

Mara L. Ransom

Securities and Exchange Commission

Answer: The preliminary proxy card is included with the filing of the Amended Preliminary Proxy Statement.

Schedule 13e-3 filed on November 15, 2013

Item 15. Additional Information

33.	Item 15(b) of your transaction statement appears to reference the proxy statement in its entirety. Please revise to reference the specific sections of your proxy statement that provide the requested disclosure.

Answer: The Company notes that nearly every 13E-3 Transaction Statement that has been filed in the past year (which is the extent of our review) has included a reference to the proxy statement in its entirety. We believe this reference is appropriate because the entire proxy statement provides information relevant to the Merger and should be considered by stockholders in determining how to vote on the Merger.

Item 16. Material to be Filed as Exhibits

34.	Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by Southwest Securities or other third parties during the course of the meetings described, such as the presentation made by Southwest Securities on June 9, 2013. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed. We note, for example, your discussion of the March 28, 2013 meeting where a presentation of an analyst report was made by Southwest Securities.

Answer: Schedule 13E-3 has been amended to include such reports and presentations.

In responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions to this letter, please contact Richard Kelley, Chief Financial Officer of the Company, at 214-523-1282.

Mara L. Ransom

Securities and Exchange Commission

Very truly yours,

THE HALLWOOD GROUP INCORPORATED

By:	/s/ Richard Kelley
Name:	Richard Kelley
Title:	Chief Financial Officer